Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

GEORGE SLADOJE JOINS THE JUST ENERGY BOARD

TORONTO, ONTARIO – November 6, 2012 - - Rebecca MacDonald, Executive Chair of Just Energy Group Inc. is pleased to announce that George Sladoje, until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Ill., is joining the board of Just Energy.  Just Energy’s shares trade on each of the TSX and NYSE under the symbol JE.

Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity and gas trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT.  This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance will uniquely qualify him to serve on the Just Energy board of directors.

He has also served as a director of other companies and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC FERC, the public utility commissions of several states, The California Power Exchange, and the United States Power Fund.  Ken Hartwick, Just Energy’s President and CEO welcomes Mr. Sladoje’s appointment.   “His expertise and experience in finance, risk management, governance and compliance as a public company director and in energy regulatory matters will assist Just Energy throughout the United States and particularly in the U.S. West, one of its principal markets.  He will also be in a position to provide constructive board guidance on further company growth.”  Executive Chair Rebecca MacDonald added: “We are very pleased to add George to our Board.  His extensive background in natural gas and electricity are ideally suited to our needs.”

Mr. Sladoje will also serve as a member of Just Energy’s Audit and Risk Committees.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

or

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557